Counter Press Acquisition Corporation

1981 Marcus Avenue, Suite 227

Lake Success, NY 11042

February 4, 2022

VIA EMAIL AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun

Office of Real Estate & Construction

RE:	Counter Press Acquisition Corporation (the “Registrant”)
Registration Statement on Form S-1
File No. 333-261788

Dear Mr. McPhun:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, February 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William N. Haddad of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, we respectfully request that we be notified of such effectiveness by a telephone call to William N. Haddad of Venable LLP, counsel to the Registrant, at (212) 503-9812 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

Counter Press Acquisition Corporation

By:	/s/ Paul Conway
Name:	Paul Conway
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Anthony Ain, Ellenoff Grossman & Schole LLP

[Company Signature Page to Acceleration Request]